Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on March 27, 2019 at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated March 12, 2019. Out of the Company’s five supervisors, four supervisors attended the Meeting. The following supervisors attended the meeting in person: Jia Yuzeng, the chairman of the Board of Supervisors, and Luo Zhaohui and Song Ping, supervisors of the Company. Tang Yong, a supervisor, attended the Meeting by means of telecommunication. Huang Xin, a supervisor, was on leave for business and authorized Luo Zhaohui in writing to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng, the chairman of the Board of Supervisors. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2018

After review and discussion, the Board of Supervisors approved the proposal, which includes the 2018 Annual Financial Report prepared in accordance with PRC GAAP, the 2018 Annual Financial Report prepared in accordance with IFRS, the 2018 Report on Participating Insurance Products, the 2018 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2018 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2018

The Board of Supervisors considered that:

a.

The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2018 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company.

b.

The content and form of the A Share Report and the H Share Report of the Company for the year of 2018 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2018.

c.

Before the Board of Supervisors made the aforesaid comments, the Board of Supervisors did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2018.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Profit Allocation for the Year of 2018

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on the 2018 Report of the Board of Supervisors

The Board of Supervisors agreed to submit this report to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Proposal on Nominating Mr. Han Bing as Candidate for Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company

Please see the annex of this announcement for the biography of Mr. Han Bing. The qualification of Mr. Han Bing as a supervisor of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission.

The Board of Supervisors agreed to submit this proposal to the 2018 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on the 2018 Assessment Report on Internal Control (A Shares) of the Company

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on the Report on 2018 Anti-Money Laundering Work Summary and Work Plan for 2019

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on the 2018 Compliance Report

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

9.	Proposal on the Report on Related Party Transactions in the Year of 2018 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2018

Voting result: 5 for, 0 against, with no abstention

10.	Proposal on the 2018 Internal Audit Work of the Company

Voting result: 5 for, 0 against, with no abstention

11.	Proposal on the Audit Report on Related Party Transactions for the Year of 2018

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2018 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2018 Annual Shareholders’ Meeting for approval and review.

Board of Supervisors of China Life Insurance Company Limited

March 27, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Han Bing

Mr. Han Bing, born in November 1971, has been serving as the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han Bing graduated from the Beijing College of Economics in 1994, majoring in labour economics with a bachelor’s degree in economics.

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